[AmTrust Financial Services, Inc. Letterhead]

May 19, 2010

Via EDGAR and Facsimile (202) 772-9198
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn.: Keira Nakada
Washington D.C. 20549

Re:	AmTrust Financial Services, Inc. Form 10-K for the Period Ended December 31, 2009 Filed March 16, 2010 File No. 001-33143

Dear Ms. Nakada:

This letter is in response to comments made by the Staff of the Securities and Exchange Commission in its correspondence dated May 14, 2010 to AmTrust Financial Services, Inc. (the “Company”) with respect to the above-referenced filing.

The Company is in receipt of the Staff’s comment letter and is actively engaged in preparing a response. However, due to scheduling constraints of certain key employees who will help draft its response, the Company is not able to respond within the requested ten (10) business day deadline included in the comment letter. Therefore, in accordance with our discussion with you this morning, the Company requests an extension to respond to the Staff’s comment letter on or before June 11, 2010.

If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned, Charles Rezabek or Catherine Miller at (216) 328-6100. Thank you very much.

AMTRUST FINANCIAL SERVICES, INC.

/s/ Ronald E. Pipoly, Jr.
By: Ronald E. Pipoly, Jr.
Its: Chief Financial Officer

cc:	Jim B. Rosenberg, Securities and Exchange Commission Gus Rodriguez, Securities and Exchange Commission Rose Zukin, Securities and Exchange Commission Imran Makda, BDO Seidman, LLP